Exhibit 23.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our reports, included herein, dated June 12, 2006 on the statement of financial condition of DB Currency Index Value Fund as of May 31, 2006, dated June 12, 2006 on the statement of financial condition of DB Currency Index Value Master Fund as of May 31, 2006, and the related statements of operations, changes in net assets, and cash flows for the period from April 12, 2006 (inception) through May 31, 2006, and dated July 7, 2006 on the statement of financial condition of DB Commodity Services LLC as of December 31, 2005, and the related statements of changes in member’s capital and cash flows for the period from May 23, 2005 (inception) through December 31, 2005 and to the reference to our firm under the heading “Experts” in the Prospectus.

/s/ KPMG LLP
New York, New York
September 7, 2006